

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170233

DIVISION OF
CORPORATION FINANCE

March 8, 2017

Scott H. Kimpel
Hunton & Williams LLP
skimpel@hunton.com

Re: Lowe's Companies, Inc.
Incoming letter dated January 30, 2017

Dear Mr. Kimpel:

This is in response to your letter dated January 30, 2017 concerning the shareholder proposal submitted to Lowe's by Patricia Josie Baucom. We also have received a letter on the proponent's behalf dated March 2, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Natasha Lamb
Arjuna Capital
natasha@arjuna-capital.com

March 8, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe’s Companies, Inc.
Incoming letter dated January 30, 2017

The proposal requests that the company issue a report on the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers.

There appears to be some basis for your view that Lowe’s may exclude the proposal under rule 14a-8(i)(7), as relating to Lowe’s ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Lowe’s omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Lowe’s relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

March 2, 2017

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Company, Inc. January 30, 2017 Request to Exclude Shareholder Proposal of Arjuna Capital on behalf of Patricia Josie Baucom
Securities and Exchange Act of 1934—Rule 14a-8

Dear Sir/Madam:

This letter is submitted on behalf of Patricia Josie Baucom by Arjuna Capital, as her designated representative in this matter ("Proponent"), who is a beneficial owner of shares of common stock of Lowe's Company, Inc. (the "Company" or "Lowe's"), and who has submitted a shareholder proposal (the "Proposal") to Lowe's, to respond to the letter dated January 30, 2017 sent to the Office of Chief Counsel by the Company ("Company Letter"), in which Lowe's contends that the Proposal may be excluded from the Company's 2017 proxy statement under Rule 14a-8(i)(7), Rule 14a-8(i)(10), and Rule 14a-8(i)(5).

We have reviewed the Proposal and the Company Letter, and based upon the forgoing, as well as upon a review of Rule 14a-8, it is our opinion that the Proposal must be included in Lowe's 2017 proxy statement because the Proposal is focused on a significant social policy issue with a clear nexus to the Company, has not been substantially implemented, and applies to more than 5% of the Company's business.

The Proponents urge the Staff to deny the Company's no action request.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Ross W. McCanless, Lowe's General Counsel, Secretary & Chief Compliance Officer; Beth MacDonald, Assistant General Counsel; and Scott H. Kimpel via email at SKimpel@hunton.com.

THE PROPOSAL & SUMMARY

This proposal is about the corporate social responsibility of Lowe's to manage the environmental and human health impacts associated with its business, namely the risks and opportunities presented by human lead exposures from unsafe practices. The proposal addresses a significant social policy issue that transcends ordinary business, namely that lead paint and dust are the leading cause of human lead poisoning in the built environment and an estimated 37 million U.S. homes have lead paint on walls and woodwork. The subject matter of the Proposal has a clear nexus to the Company. In 2014, Lowe's paid a record-setting penalty to the EPA for alleged violations of current renovation rules governing lead safety practices, placing the company's reputation at serious risk, particularly in the wake of the lead poisoning revelations following the Flint water crisis. As a leading home improvement specialty retailer, serving 17 million customers per week, Lowe's is on the front lines of home renovation and associated environmental and human health hazards.

The Resolved Clause of the Proposal states:

> **RESOLVED:** Shareholders request that Lowe's issue a report, at reasonable expense and excluding proprietary and privileged information, on the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers.

The Proposal, the full text of which is available in Exhibit A, discusses the risk of human lead exposure, and the outsized risk such exposure poses to children. The Proposal describes the persistent risk that lead paint and lead dust present in the built environment, namely as the leading cause of poisoning, and how that dust is spread during renovation, both by contractors and homeowners. The Proposal notes a record-setting fine due to allegations of EPA violations at Lowe's. The Proposal requests that the Company publish a lead-safe practices report on the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers.

The Company asserts that the Proposal may be excluded under the ordinary business exclusion 14a-8(i)(7), Rule 14a-8(i)(10), and Rule 14a-8(i)(5) stating, 1) "it relates to the Company's ordinary business operations;" 2) "the Company has already substantially implemented the Proposal;" and 3) "the Proposal relates to operations that do not meet the five percent thresholds and it is not otherwise significantly related to the Company's business."

However, 1) the subject matter which gives rise to the proposal is a significant social policy issue –the toxic environmental and human health hazard caused by disturbing lead-based paints during home renovation. And the subject matter has a clear nexus to the Company. As a leading supplier for home improvement, Lowe's works with both its own contractors and supplies retail customers, contractors, landlords, and homeowners who perform such renovation work. The Proposal does not micromanage the product or services offered by the Company. **The proposal states the report may exclude consideration of whether or not to sell products containing lead, it focuses instead on how the practical application of the company's products and services may result in toxic lead exposures.**

2) Further, the Proposal has not been substantially implemented by the RRP checklist that resulted from Lowe's 2014 settlement with the EPA. Investors seek an assessment of 1) risk and 2) opportunities to Lowe's entire business, including a) the company; b) its employees; c) contractors; d) and customers.

3) Lastly, investors are concerned that "lead exposures can place the company's reputation at serious risk," and seek to understand the risks and opportunities that such exposures pose to the company. This concern goes far beyond the narrow home repair and renovation segment of the business, to include all aspects of the operations. As clearly articulated in the Proposal, the Proponent is concerned about Lowe's role not only as it relates to renovation services, but as a key supplier "to the construction industry, homeowners, and landlords." Because this is an ethical concern for the company, the issue is also "otherwise related" to the business.

The Company's view is inaccurate. Lead hazards are one of the most extensively studied, proven and significant environmental health risks. The SEC has long found that environmental health risks to communities, especially in high profile public issues such as this one, constitute a significant policy issue. Environmental and human lead exposure is a significant social policy issue with a clear nexus to the Company. The Proposal has not been substantially implemented, and clearly extends beyond the Company's renovation business alone. We urge the Staff to deny the Company's no action request.

BACKGROUND

Lowe's is subject to legal and reputational risks from unsafe lead practices. As a leading home improvement supplier, Lowe's contractors and customers use of the Company's products and services may result in toxic exposures in the built environment. Not long before Flint Michigan's water crisis became a national scandal, Lowe's paid a record-setting penalty to the EPA for violations of the Repair, Renovations, and Painting rule (RRP), after allegations that the Company's contractors failed to use lead-safe practices and properly manage lead contaminated waste debris and dust. **As disturbed and deteriorating paint is the leading cause of lead poisoning, Lowe's sits at the nexus of this significant social policy issue.**

The lead-contaminated water crisis in Flint Michigan has catapulted the issue of human lead exposure into the headlines over the last year, but as reported by the *New York Times* the "war on lead" has been raging for decades.

> Four decades ago, political leaders declared war on lead, citing evidence that even vanishingly small amounts of it have a pernicious impact on young brains, stunting intellectual growth and affecting cardiovascular, immune and hormone systems.[1]

Such exposures from the built environment are particularly tragic for children with developing brains, whose early exposure to the "cumulative toxicant" can cause severe neurological problems, decrease IQ rates, and lead to poor behavioral outcomes, aggression, ADHD and Autism. The number of children under five with elevated lead levels doubled, as a result of the Flint crisis. Yet there are thousands of communities facing these same risks according to a December 2016 ***Reuters*** investigation and article entitled **"The thousands of U.S. locales where lead poisoning is worse than in Flint:"**

> A Reuters examination of lead testing results across the country found almost **3,000 areas with poisoning rates far higher than in the tainted Michigan city**. Yet many of these lead hotspots are receiving little attention.[2] [emphasis added]

The leading cause of these exposures is not water, but lead embodied in the paint of millions of older homes. The *New York Times* reports:

> The poisoning of Flint's children outraged the nation. But too much lead in children's blood has long been an everyday fact in Cleveland and scores of other cities — not because of bungled decisions about drinking water, but largely because **a decades-long attack on lead in household paint has faltered. It is a tragic reminder that one of the great public health crusades of the 20th century remains unfinished**.[3]

In November 2016 the ***Washington Post*** ran an article entitled **"Millions of older homes still have lead paint on the walls. Make sure yours is safe:"**

> **Although lead-based paint is off the market, millions of homes still have it on the walls**. As long as it's in good condition, it probably isn't a hazard. But scraping and sanding changes that, **creating dust that can be very harmful**.

---

[1] https://www.nytimes.com/2016/03/04/us/lead-paint-contamination-persists-in-many-cities-as-cleanup-falters.html?_r=0

[2] http://www.reuters.com/investigates/special-report/usa-lead-testing/

[3] https://www.nytimes.com/2016/03/04/us/lead-paint-contamination-persists-in-many-cities-as-cleanup-falters.html?_r=0

> Because of these dangers, in 2008 the Environmental Protection Agency issued the Renovation, Repair and Painting (or "RRP") Rule, which requires contractors working in pre-1978 homes to be lead-safe certified and use special work practices to contain and clean up dust.
>
> **Most homeowners are unaware of the law, but all contractors should be aware of their obligations. Unfortunately, many companies still aren't doing what they should**. Washington Consumers' Checkbook strongly urges anyone who lives in a pre-1978 home to hire only lead-safe-certified contractors and demand that workers follow the law when working in areas where lead-based paint could be disturbed.
>
> Even small projects are covered by the law, which kicks in when more than six square feet of painted surface inside or 20 square feet outside are disturbed. So even a small painting project or single window replacement is covered by the rule. The law also applies to landlords who renovate rental properties, but **it doesn't apply to DIYers — although you'll obviously want to do everything you can to protect your kids from exposure to lead-based paint**.[4]

The **World Health Organization (WHO)** estimates that 240 million children are over-exposed to lead above the reference level established by US CDC of 5 µg/dL of lead in blood. This includes approximately 535,000 U.S. children aged 1-5 with blood lead levels (BLLs) above 5 µg/dL.[5] The CDC has said that this level of exposure is sufficient to trigger lead education, environmental investigations, and additional medical monitoring of these children to assess whether there are impacts or further intervention is needed[6]

The number of children with above threshold levels may increase in the United States as the CDC re-evaluates the current threshold. While no level of lead exposure is considered safe at any age, the threshold for what is considered an elevated blood level has fallen considerably over time, from 60 microgams per deciliter, to 10, to 5 in 2012, to potentially 3.5 micrograms if the Centers for Disease Control (CDC) takes the **January 2017 recommendation of its advisory panel** later this year.[7]

> More children across the US would likely be diagnosed with high lead levels under recommended guidelines approved this week by a federal advisory panel.
>
> The panel voted to lower by 30 percent, to 3.5 micrograms of lead per deciliter of blood, the threshold at which a child is considered to have elevated lead. It's a sign of increased awareness and concern about how harmful even low levels of lead can be for growing kids. And **it could allow public health agencies to identify more sources of lead contamination**. [8]

And while lead pollution is an issue that cuts across class, race, and socio-economic status, it is often an issue of **environmental justice**, as poor neighborhoods face the highest risks.

---

[4] https://www.washingtonpost.com/lifestyle/home/millions-of-older-homes-still-have-lead-paint-on-the-walls-make-sure-yours-is-safe/2016/10/31/4e8f7f04-8437-11e6-92c2-14b64f3d453f_story.html?utm_term=.90f229180471

[5] Source CDC MMWR April 5, 2013, v 62, No 13, p. 245.

[6] Centers for Disease Control, Advisory Committee on Childhood Lead Poisoning Prevention, Low Level Lead Exposure Harms Children: A Renewed Call for Primary Prevention, http://www.cdc.gov/nceh/lead/ACCLPP/Final_Document_030712.pdf, page x

[7] http://www.reuters.com/article/us-usa-lead-cdc-idUSKBN14J160

[8] https://www.statnews.com/2017/01/20/cdc-lead-children/

> In most cities, the lead threat is confined largely to poor neighborhoods with scant political clout. There is little official urgency — and increasingly, little money — to address it.
>
> Researchers argue that failing to attack lead paint hazards is a costly mistake. A 2009 study calculated that every dollar spent on that would generate up to $221 in benefits — in increased productivity, greater tax receipts and lower health care and education costs.
>
> And not the least, in reduced crime. Researchers have long linked high blood lead levels to impulsiveness and violence.[9]

In the United States, the loss of economic productivity due to childhood lead exposure is pegged at over $50 billion annually. One-third of Americans under the age of 18 are estimated to have had an elevated level in their lifetime. The huge societal costs of lead exposure are borne not only by the victims, but by the economy at large, including increased healthcare costs, special education, crime rates, reduced lifetime earnings and tax revenue. Columbia University pegs the social cost of the Flint crisis' effect on children's health at $395 million, nearly $50,000 per child. Preventing such exposures would result in $1.2 trillion in savings.

Lowe's sits at the nexus of this issue as a leading and key supplier to the construction industry, homeowners, and landlords, as well as through its renovation business.

ANALYSIS

I. Rule 14a-8(i)(7). The Proposal is focused on a significant policy issue with a clear nexus to the Company, and does not seek to micro-manage the Company.

In 1998, the Commission explained:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 34-40018 (May 21, 1998) (the"1998 Release").

---

[9] https://www.nytimes.com/2016/03/04/us/lead-paint-contamination-persists-in-many-cities-as-cleanup-falters.html?_r=0

Consequently, a key question for consideration in determining the permissibility of a proposal is what does the proposal focus on. As the staff explained in Staff Legal Bulletin 14A (July 12, 2002), "proposals that relate to ordinary business matters but that focus on 'sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters.'"

Further, as the staff explained in Staff Legal Bulletin No. 14E (October 27, 2009), "In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be **appropriate for a shareholder vote**, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a **sufficient nexus exists between the nature of the proposal and the company**. [Proponent's emphasis]

The Staff also clarified in 2009, that "we are concerned that our application of the analytical framework discussed in SLB No. 14C may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues…On a going-forward basis, rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead **focus on the subject matter to which the risk pertains** or that gives rise to the risk. The fact that a proposal would require an evaluation of risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7)." [Proponent's emphasis]

Notably, "since at least 1990," the SEC Staff "has consistently and uniformly held that shareholder proposals pertaining to **environmental pollution** ... raise such a significant policy issue that they transcend day-to-day business matters."

As the Staff also stated in SLB No. 14E, "To the extent that a proposal and supporting statement have focused on a company **minimizing or eliminating operations that may adversely affect the environment or the public's health**, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7)." The current Proposal is focused on "human lead exposures from unsafe practices" and is therefore not excludable.

A. The Proposal is focused on the transcendent social policy issue of environmental health risks.

The Proposal involves a significant social policy issue that transcends ordinary business and is not excludable under Rule 14a-8(i)(7). The subject matter giving rise to the proposal is environmental health risks from lead in the built environment. Lead is a notorious neurotoxin and lead in the environment has been a major public health issue for decades.

The Company's argument is that the Proposal relates to the Company's product and services.

Because this is an environmental health proposal, the company's argument that it relates to products and services fails to lead to exclusion. Further, the Proposal calls direct attention to the fact "**the report may exclude consideration of whether or not to sell products containing lead**." The Proposal asks instead for an assessment of "the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers." It asks that such "an assessment of options to strengthen the company's corporate–wide policies regarding lead-safe practices" go **above and beyond legal compliance**, taking it further out of the realm of ordinary business. While the Supporting Statement offers some examples as to what the assessment might include, they are simply that—examples. The Proposal does not seek to micro-manage or dictate the Company's actions. The underlying subject matter is not ordinary business; it is the environmental health threat posed by lead embodied in 35% of the homes across the United States.

<u>The underlying subject matter of the Proposal is the environmental health hazard of human lead exposures.</u>

The Company attempts to argue that the Proposal's request "topics do not pertain to the Proposal's health concerns," despite the fact the phrase "human lead exposures" is included squarely in the Resolved Clause and such "exposures" are discussed in 7 of the 10 paragraphs of the Proposal. Nevertheless, the Company asserts "the nature of the report requested strays from the significant policy issue of the presence of lead paint in homes" claiming that the Proposal is analogous to *Amazon.com, Inc.* (March 17, 2016); *FMC Corp.* (February 25, 2011, recon. Denied March 16, 2011); and *Danaher Corp.* (March 8, 2013). *Amazon.com* requested a takeback program of its products containing toxins, specifically electronic waste. The Staff has often ruled that proposals delving into products and services may be excluded on ordinary business, and in the case of *Amazon.com* the Staff notes, "the proposal relates to the company's products and services and does not focus on a significant policy issue." Again, the Staff noted with *FMC Corp.* (asking for the moratorium on the sale of Furadan) "the proposal relates to the products offered for sale by the company and that it does not focus on a significant social policy issue." Similarly, in *Danaher Corp.* (asking for policies and plans to eliminate mercury from Danaher products) the proposal "relates to Danaher's product development" and in *The Home Depot Inc.* (March 4, 2009), the proposal delved into "the sale of particular products."

In contrast, the Proposal at hand is focused on the significant policy issue of environmental health hazards from lead pollution in the built environment. Again, the Proposal notes "the report may exclude consideration of whether or not to sell products containing lead," rendering it distinct from *Amazon.com, FMC Corp, Danaher Corp.* and *Home Depot,* all of which concerned products containing toxins. Further, the Proposal asks the Company to assess options "above and beyond legal compliance," placing it beyond the realm of ordinary business related to the Company's contractor services—whether those services are conducted in or outside of regulatory compliance.

Staff decisions have previously confirmed that lead pollution and exposures are significant policy issues. *AT&T* (February 7, 2013) demonstrates where occupational and community environmental health hazards are well documented, efforts to control those impacts relate to a subject matter that is a significant policy issue.

The *AT&T* proposal requested a report "on options for policies and practices AT&T can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain." AT&T argued, "Because the proposal relates to lead batteries in its supply chain, AT&T believes that the proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to its ordinary business operations, specifically decisions relating to its supplier relationships." However, the Staff was unable to concur in the view that *AT&T* could exclude the proposal, stating, "In our view, the proposal focuses primarily on the environmental and public health impacts of AT&T's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate."

The environmental health impacts cited in *AT&T* were the same as those cited in the current Proposal, namely workplace and community human lead exposures from unsafe practices involving one of the most pernicious environmental pollutants—lead.

Environmental health hazards from lead has reached a significant level of public interest.

The Company's assertion that the subject matter giving rise to the proposal is not a significant policy issue fails because this is a significant environmental pollution and human health hazard that has reached a substantial level of public interest that takes it out of being "routine."

Mainstream Press Coverage

The media coverage regarding lead, environmental exposures, and public human health are innumerable, generated by mainstream sources including *The New York Times* and *The Washington Post*. Select ones are highlighted in the Summary section above, as well as below. And the following reports represent only a few selected from 2016 and 2017 alone, reporting on health impact, academic studies, regulatory actions, among other topics. **If one Googles "Flint lead," 21.8 million results are found**, illustrating the timeliness and magnitude of the issue of environmental health risks from lead exposure. **2.5 million results are found when one Googles "lead poisoning."**

Reuters reminds us that the issue of environmental health risks from lead is not resolved:

> Despite lead abatement efforts beginning in the 20th century, when lead was once commonly used in pipes and paint, **communities across the United States continue to be exposed to dangerous levels of the metal.** Lead poisoning can permanently stunt a child's intelligence and development.
>
> The issue came to the fore again in 2015 after state officials in Michigan acknowledged that the water supply in the city of Flint had been contaminated by lead.[10]

The lead-contaminated water crisis in Flint Michigan catapulted the issue of human lead exposure into the headlines over the last year, but as reported by the *New York Times* the **"war on lead"** has been raging for decades.

> Four decades ago, political leaders declared war on lead, citing evidence that even vanishingly small amounts of it have a pernicious impact on young brains, stunting intellectual growth and affecting cardiovascular, immune and hormone systems.[11]

There are thousands of communities facing these same risks according to a December 2016 ***Reuters*** investigation and article entitled **"The thousands of U.S. locales where lead poisoning is worse than in Flint:"**

> A Reuters examination of lead testing results across the country found almost **3,000 areas with poisoning rates far higher than in the tainted Michigan city**. Yet many of these lead hotspots are receiving little attention.[12] [emphasis added]

The leading cause of these exposures is not water, but lead embodied in the paint of millions of older homes. The *New York Times* reports:

---

[10] http://www.reuters.com/article/us-pennsylvania-water-idUSKBN15N2KS
[11] https://www.nytimes.com/2016/03/04/us/lead-paint-contamination-persists-in-many-cities-as-cleanup-falters.html?_r=0
[12] http://www.reuters.com/investigates/special-report/usa-lead-testing/

> The poisoning of Flint's children outraged the nation. But too much lead in children's blood has long been an everyday fact in Cleveland and scores of other cities — not because of bungled decisions about drinking water, but largely because **a decades-long attack on lead in household paint has faltered. It is a tragic reminder that one of the great public health crusades of the 20th century remains unfinished**.[13]

In November 2016 the ***Washington Post*** ran an article entitled **"Millions of older homes still have lead paint on the walls. Make sure yours is safe:"**

> **Although lead-based paint is off the market, millions of homes still have it on the walls**. As long as it's in good condition, it probably isn't a hazard. But scraping and sanding changes that, **creating dust that can be very harmful**.
>
> Because of these dangers, in 2008 the Environmental Protection Agency issued the Renovation, Repair and Painting (or "RRP") Rule, which requires contractors working in pre-1978 homes to be lead-safe certified and use special work practices to contain and clean up dust.
>
> **Most homeowners are unaware of the law, but all contractors should be aware of their obligations.** Unfortunately, many companies still aren't doing what they should. Washington Consumers' Checkbook strongly urges anyone who lives in a pre-1978 home to hire only lead-safe-certified contractors and demand that workers follow the law when working in areas where lead-based paint could be disturbed.
>
> Even small projects are covered by the law, which kicks in when more than six square feet of painted surface inside or 20 square feet outside are disturbed. So even a small painting project or single window replacement is covered by the rule. The law also applies to landlords who renovate rental properties, but **it doesn't apply to DIYers — although you'll obviously want to do everything you can to protect your kids from exposure to lead-based paint**.[14]

And while lead pollution is an issue that cuts across class, race, and socio-economic status, it is often an issue of **environmental justice**, as poor neighborhoods face the highest risks, as the *New York Times* reports.

> In most cities, the lead threat is confined largely to poor neighborhoods with scant political clout. There is little official urgency — and increasingly, little money — to address it.
>
> **Researchers argue that failing to attack lead paint hazards is a costly mistake.** A 2009 study calculated that every dollar spent on that would generate up to $221 in benefits — in increased productivity, greater tax receipts and lower health care and education costs.
>
> And not the least, in reduced crime. Researchers have long linked high blood lead levels to impulsiveness and violence.[15]

---

[13] https://www.nytimes.com/2016/03/04/us/lead-paint-contamination-persists-in-many-cities-as-cleanup-falters.html?_r=0

[14] https://www.washingtonpost.com/lifestyle/home/millions-of-older-homes-still-have-lead-paint-on-the-walls-make-sure-yours-is-safe/2016/10/31/4e8f7f04-8437-11e6-92c2-14b64f3d453f_story.html?utm_term=.90f229180471

[15] https://www.nytimes.com/2016/03/04/us/lead-paint-contamination-persists-in-many-cities-as-cleanup-falters.html?_r=0

Agencies & Non-governmental Organization Concern

Agency and non-governmental organizations also highlight the significance of this social policy issue.

The World Health Organization (WHO) estimates that 240 million children are over-exposed to lead above the reference level established by US CDC of 5 µg/dL of lead in blood. This includes approximately 535,000 U.S. children aged 1-5 with blood lead levels (BLLs) above 5 µg/dL.[16]

The **Centers for Disease Control (CDC)** reports the scope of the issue in the United States.

> Today at least 4 million households have children living in them that are being exposed to high levels of lead. There are approximately half a million U.S. children ages 1-5 with blood lead levels above 5 micrograms per deciliter (µg/dL), the reference level at which CDC recommends public health actions be initiated.
>
> **No safe blood lead level in children has been identified. Lead exposure can affect nearly every system in the body.**

The number of children with above threshold levels may increase in the United States as the CDC re-evaluates the current threshold. While no level of lead exposure is considered safe at any age, the threshold for what is considered an elevated blood level has fallen considerably over time, from 60 microgams per deciliter, to 10, to 5 in 2012, to potentially 3.5 micrograms if the **CDC** takes the January 2017 recommendation of its **advisory panel** later this year.[17]

> More children across the US would likely be diagnosed with high lead levels under recommended guidelines approved this week by a federal advisory panel.
>
> **The panel voted to lower by 30 percent, to 3.5 micrograms of lead per deciliter of blood**, the threshold at which a child is considered to have elevated lead. It's a sign of increased awareness and concern about how harmful even low levels of lead can be for growing kids. And **it could allow public health agencies to identify more sources of lead contamination**.[18]

The huge societal costs of lead exposure are borne not only by the victims, but by the economy at large — healthcare costs, special education, crime rates, reduced lifetime earnings and tax revenue. **Columbia University** pegs the social cost of the Flint crisis' effect on children's health at $395 million, nearly $50,000 per child. In the United States, the loss of economic productivity due to childhood lead exposure is pegged at over $50 billion annually. Preventing such exposures would result in $1.2 trillion in savings.

Time**,** in August 2016, noted the **social cost** arising from lead exposure, as it pertained to Flint:

> Peter Muennig, a professor of public health at Columbia University, calculates that the elevated blood lead levels found in more than 8,000 Flint children since 2014 will lead to $395 million in social costs based on the likelihood of lower IQ levels for those exposed, leading to lost economic productivity, reliance on welfare and costs to the criminal justice system. Muennig estimates those losses will amount to 18,000 fewer healthy years for those exposed.[19]

---

[16] Source CDC MMWR April 5, 2013, v 62, No 13, p. 245.
[17] http://www.reuters.com/article/us-usa-lead-cdc-idUSKBN14J160
[18] https://www.statnews.com/2017/01/20/cdc-lead-children/
[19] http://time.com/4441471/flint-water-lead-poisoning-costs/

Regulatory & Litigation Risk

Lowe's is subject to legal and regulatory risks from unsafe lead practices. Just a year before high levels of lead where detected in Flint Michigan's water, Lowe's paid a record-setting penalty to the EPA for violations of the Repair, Renovations, and Painting rule (RRP), after allegations that the Company's contractors failed to use lead-safe work practices and properly manage lead contaminated waste debris and dust.

Regulatory, litigation, and resultant reputational risks from lead are a material business risk. Such risk has been elevated in the wake of the Flint water crisis. Following allegations of negligent decision making, two firms involved directly with Flint water crisis are facing litigation, including the environmental services company Veolia.

The *ABA Journal* reports that Flint is not the only city under scrutiny:

> The water crisis in Flint is unique in many respects, but the city isn't alone in facing allegations regarding lead in the water supply. This year alone, lead-poisoning lawsuits were brought against officials in Chicago and New Jersey, and another lawsuit in Washington, D.C., is expected to go to trial soon.
>
> **Despite the attention drawn by lawsuits over water poisonings, the greatest proportion of lead poisoning cases in children are caused by paint in deteriorating homes**, according to Anita Weinberg, a clinical professor at Loyola University Chicago School of Law and chair of Lead Safe Illinois.
>
> Numerous lead-poisoning lawsuits have been brought against landlords. In addition, some plaintiffs have attempted to proceed with class actions against paint manufacturers.
>
> The lead paint industry defeated those cases in seven states, but in 2013 Judge James Kleinberg of Santa Clara County, California, ruled that Sherwin-Williams Co., NL Industries Inc. and ConAgra Grocery Products Co. violated California's public nuisance law by promoting lead paint even though they should have known of its dangers.
>
> Kleinberg ordered the companies to pay $1.15 billion to 10 local governments that sued, including Los Angeles County and the cities of San Diego and San Francisco.[20]

Reuters reported in January 2017, that numerous cities have taken actions following a December 2016 *Reuters* investigation that identified thousands of communities across the country with higher lead exposures in children than those found in Flint at the height of the crisis. In an article entitles, **"U.S. cities move to curb lead poisoning following Reuters report**," the media outlet reports:

> Cities and towns across the United States are taking action after a Reuters report identified thousands of communities where children tested with lead poisoning at higher rates than in Flint, Michigan.
>
> **From California to Pennsylvania, local leaders, health officials and researchers are advancing measures to protect children from the toxic threat.** They include more blood-lead screening, property inspections, hazard abatement and community outreach programs.

[20] http://www.abajournal.com/magazine/article/lead_litigation_beyond_flint

> State Senator Jean Breaux introduced a bill this week to compel the state health department to double blood lead screening rates among Indiana children enrolled in Medicaid. The screenings are required for Medicaid-enrolled children, but major testing gaps remain.[21]

Oregon Public Broadcasting reports current regulations do not protect communities, giving rise to new local regulations.

> The city of Portland recently passed a rule banning demolition for homes built before 1916, requiring them to be deconstructed piece by piece to salvage materials and minimize pollution from asbestos and lead.
>
> Demolishing old homes can release lead dust that disperses hundreds of feet. Those demolitions have been one the rise in Northwest cities like Seattle and Portland where real estate is booming and old neighborhoods are gentrifying.
>
> While health officials are working to reduce exposure after waves of concern about lead in drinking water and industrial emissions, many say the **lack of protections for home demolitions are a gap in regulations.**[22]

Cities and manufacturers are not the only groups facing scrutiny. The attention has also extended to retailers. Just this year, retailers have faced legal action for failing to warn customers about high lead levels in chocolate. Multiple companies should now be assessing how they are either reducing or increasing customers' and employees' risk of toxic exposures.

Investor Concern

The investor community has also voiced concerns over lead.

Shareholders have voted on the issue of lead in a prior proposal presented on the proxy of AT&T in 2014, which received a 27% of vote from mainstream investors.

The Investor Environmental Health Network published a paper in 2007, entitled "The Fiduciary Guide to Toxic Chemical Risk," which profiled lead as a key toxic of concern for investors.

> This **Fiduciary Guide to Toxic Chemical Risk** examines the financial dimensions of toxic chemical risk – in products, in supply chains, and in many investors' portfolios. It explores how these risks may be quantified, and offers fiduciaries a policy frame-work to view these long-term (but often poorly understood) threats to shareholder value.
>
> Not surprisingly, investors frequently focus on direct and measurable risks such as those that may come from product liability, and regulatory or shareholder lawsuits, because these are the risks that make headlines, often impose size-able costs on companies, and can have a dramatic impact on share prices on a short-term (and sometimes long-term) basis. Lead paint litigation offers a recent example. On February 22, 2006, shares of Sherwin-Williams fell as much as 22% following reports that a

[21] http://www.reuters.com/article/us-usa-lead-reform-idUSKBN1531P7
[22] http://www.opb.org/news/article/with-few-rules-for-home-demolitions-threat-of-lead-dust-worries-neighbors/

Rhode Island jury had found the company guilty of creating a public nuisance that was poisoning children.[23]

B. **The Significant Social Policy Issue of Environmental Health and Human Lead Exposures has a clear nexus to the Company, as a leading supplier to the home improvement industry.**

Human lead exposure is clearly a significant policy issue confronting the Company because such environmental health risks are linked to negative human health effects and are the subject of widespread public debate. It is also important to observe that there is nexus between this issue and the Company, as a leading home improvement supplier, whose contractors and customers' practical application of the Company's products and services may result in toxic exposures within the built environment.

Just one year before lead was detected in Flint Michigan's water, Lowe's paid a record-setting penalty to the EPA for violations of the Repair, Renovations, and Painting rule (RRP), after allegations that the Company's contractors failed to use lead-safe work practices and properly manage lead contaminated waste debris and dust. **As disturbed and deteriorating paint is the leading cause of lead poisoning, Lowe's sits at the nexus of this significant social policy issue.**

Lead from disturbed paint from activities including renovations is the leading cause of lead poisoning, having a severe and outsized impact on health and well-being of children. No level of lead exposure is considered safe at any age. But lead exposures from the built environment are particularly tragic for children with developing brain and early exposure to this "cumulative toxicant" can cause severe neurological problems, decrease IQ rates, and lead to poor behavioral outcomes, aggression, ADHD, and Autism.

The Environmental Protection Agency (EPA) highlights the leading source of the risk, lead paint in homes built before 1978:

> "Even in well-maintained homes, lead dust can form when lead-based paint is scraped, sanded or heated during home repair activities. Lead paint chips and dust can get on surfaces and objects that people touch. Settled lead dust can re-enter the air when the home is vacuumed or swept, or people walk through it. To reduce exposure to lead dust, it is especially important to maintain all painted surfaces in good condition, and to clean frequently, to reduce the likelihood of chips and dust forming. Using a lead-safe certified renovator to perform renovation, repair and painting jobs is a good way to reduce the likelihood of contaminating your home with lead-based paint dust."[24]

The Department of Housing and Urban Development (HUD) reports on **"Evidence of Lead Poisoning Caused by Renovations:"**

> There is substantial evidence that uncontrolled housing renovation work can cause lead poisoning. One study found that **refinishing activity performed in dwellings with lead-based paint was associated with an average 69-percent increase in the blood lead level of the 249 infants living there** (Rabinowitz, 1985a) Another study of 370 recently lead-poisoned children found a statistically significant association between household renovation activity and elevated blood lead level (EBL) ($p<0.0001$)1 (Shannon, 1992). Other researchers have also reported cases where

[23] http://www.sehn.org/tccpdf/Liability-fiduciary%20guide.pdf

[24] https://www.epa.gov/lead/protect-your-family-exposures-lead#sl-home

renovation activity has resulted in EBLs (Fischbein, 1981; Marino, 1990).[25]

A *New York Times* Opinion piece, entitled "**The Toxic Legacy of Lead Paint**," questions why this risk is being overlooked:

> **We are now in the middle of a second epidemic**, as America's old industrial city centers are gentrified and renovated, exposing old hazards and creating new challenges of abatement.
>
> Given all the evidence, why was it so hard, I wondered, to galvanize attention for the small — but also enormous — matter of keeping our children lead-free? And **why were so many people here sanding their houses with impunity?**

In November 2016 the ***Washington Post*** ran an article entitled **"Millions of older homes still have lead paint on the walls. Make sure yours is safe:"**

> **Although lead-based paint is off the market, millions of homes still have it on the walls**. As long as it's in good condition, it probably isn't a hazard. But scraping and sanding changes that, **creating dust that can be very harmful**.
>
> Because of these dangers, in 2008 the Environmental Protection Agency issued the Renovation, Repair and Painting (or "RRP") Rule, which requires contractors working in pre-1978 homes to be lead-safe certified and use special work practices to contain and clean up dust.
>
> **Most homeowners are unaware of the law, but all contractors should be aware of their obligations.** Unfortunately, many companies still aren't doing what they should. Washington Consumers' Checkbook strongly urges anyone who lives in a pre-1978 home to hire only lead-safe-certified contractors and demand that workers follow the law when working in areas where lead-based paint could be disturbed.
>
> Even small projects are covered by the law, which kicks in when more than six square feet of painted surface inside or 20 square feet outside are disturbed. So even a small painting project or single window replacement is covered by the rule. The law also applies to landlords who renovate rental properties, but **it doesn't apply to DIYers — although you'll obviously want to do everything you can to protect your kids from exposure to lead-based paint**.[26]

Yet Lowe's fails to acknowledges the risk of contractor and community lead exposures and regulation to its business in the Company's 10-K. This is despite having paid a penalty for allegations of unsafe lead practices and an accompanying fine in 2014. The Proposal at hand is an environmental health proposal, with a significant nexus between the nature of the Proposal and the Company. Therefore, the Company's argument fails to lead to an exclusion.

C. The Proposal Does Not Seek to Micro-manage the Company

The SEC explained in the 1998 Release that proposals are not permitted to seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where

---

[25] https://www.hud.gov/offices/lead/lbp/hudguidelines/Ch04.pdf

[26] https://www.washingtonpost.com/lifestyle/home/millions-of-older-homes-still-have-lead-paint-on-the-walls-make-sure-yours-is-safe/2016/10/31/4e8f7f04-8437-11e6-92c2-14b64f3d453f_story.html?utm_term=.90f229180471

the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The proposal is not seeking any intricate details, nor does it seek to implement complex policies. As demonstrated above, the issue has entered the mainstream media, such that it does not constitute a complex issue that is beyond the ability of shareholders to understand or make decisions about with respect to how to vote on the Proposal. All the Proposal does is seek to put on the table the question of addressing the risks and opportunities related to human lead exposures from unsafe practices, and then allows to the Board to determine how best to deliver such as report.

The Proposal does not seek to dictate the sale of particular products or services.

The Company's argument is that the Proposal relates to the Company's product and services. Because this is an environmental health proposal, the Company's argument that it relates to products and services fails to lead to exclusion. Further, the Proposal calls direct attention to the fact "**the report may exclude consideration of whether or not to sell products containing lead**." The Proposal asks instead for an assessment of "the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers." In the Supporting Statement, it notes that such "an assessment of options to strengthen the company's corporate –wide policies regarding lead-safe practices" may go **above and beyond legal compliance**, taking it further out of the realm of ordinary business. While the Supporting Statement offers some examples as to what the assessment might include, they are simply that—examples. The Proposal does not seek to micro-manage or dictate the Company's actions. The underlying subject matter is not ordinary business; it is the environmental health threat posed by lead embodied in 35% of the homes across the United States.

Instances cited by the Company, where the Staff has granted exclusions, are irrelevant as noted above, relating directly to decisions of what products and services the companies should offer. Again, *Amazon.com, Inc.* (March 17, 2016) was excluded as the Staff found "the proposal relates to the company's products and services and does not focus on a significant policy issue." *FMC Corp.* (February 25, 2011, recon. Denied March 16, 2011) related to "products offered for sale by the company." And *Danaher Corp.* (March 8, 2013) related to the "sale of particular products."

Distinctly, the Proposal at hand addresses a significant social policy issue and does not seek to micromanage the Company's actions. Instead, it asks for an evaluation of risks and opportunities and options to strengthen the company's corporate-wide policies, and does not dictate how and if the company should alter its policies, services, or products. The examples offered in the Supporting Statement of the Proposal, are simply that, examples, and not included to force management's hand.

The Company asserts that the current Proposal is "like the proposals in *Amazon* and *Pepco Holdings*" as it "encourages the Company to offer, or continue offering, a specific service." That argument falls flat as the examples offered in the Supporting Statement, are simply that examples that the Company may wish to consider, "**such as** consumer education on lead-safe practices, free or discounted lead testing products, and dedicated lead safety personnel." [emphasis added] Such decisions and actions are squarely for management to decide and the Proposal is written clearly so as not to prescribe or micro-manage such actions. The request, clearly written in the Resolved Clause, is for "a report…on the risks and opportunities that the issue of human lead exposures form unsafe practices poses to the company, its employees, contractors, and customers." The Company's argument otherwise goes beyond a plain reading of that request, and seeks to muddy the waters by claiming the Proposal seeks "to intervene in decisions regarding the policies the Company adopts with respect to lead safety education of its customers." Yet the Company also acknowledges the Supporting Statement offers options for the Company to "**consider**," not implement.

And as noted above, the Proposal is distinct from *Amazon*, *FMC*, and *Danaher*. *Amazon*, like the other proposals, "relates to the company's products and services and does not focus on a significant policy issue." In the absence of a significant social policy exclusion, these proposals were found excludable. Distinctly, the Proposal at hand addresses a significant social policy issue and does not seek to micromanage the Company's actions as it relates to products and services. It is for management to decide what products and services to offer. Shareholders, including the Proponent, do not seek to micromanage such decision making. Again, the Proposal simply seeks an assessment of "risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers."

The current Proposal does not seek to micromanage, dictate product or services offerings, or delve into ordinary business decisions. The evidence presented above demonstrates how environmental lead exposures represent a significant policy issue confronting the home repair and construction industry. This issue has spurred academic, industry, and public debate, has been featured in the mainstream press, and has led to regulatory and legal action over the last year. Accordingly, we urge the Staff not to concur with the Company's "ordinary business" arguments.

II. Rule 14a-8(i)(10). The Proposal has not been substantially implemented by the Company's compliance-based approach.

The Commission has stated that exclusion "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management..." Exchange Act Release No. 12,598 (1976). Accordingly, the Staff has indicated that "a determination that the company has substantially implemented the proposal depends upon whether (the company's) particular policies, practices and procedures compare favorably with the guidelines of the proposal" *Texaco, Inc.* (March 28, 1991).

In order for the Company to meet its burden under the rule, it must clearly demonstrate that the Company's actions satisfy both the proposal's core concerns and its key elements. See, e.g. *The Southern Company* (March 16, 2011); *The Coca-Cola Co.* (January 19, 2004) (proposal seeking direct access to data while company only offering a public report of a third party); *3M Company* (March 2, 2005) (proposal seeking implementation on eleven principles relating to human and labor rights in China not substantially implemented despite company's comprehensive policies and guidelines); *ConocoPhillips* (January 31, 2011) (company report on "Steps the Company has taken to reduce the risk of accidents" did not substantially implement a proposal that sought a report that described the Board's oversight of safety when the company only made passing reference to the Board's role in this area).

The Company's compliance program does not satisfy the core concern and key elements of the Proposal.

In order for the Company to meet its burden under the rule, it must clearly demonstrate that it has substantially implemented the Proposal. The Company argues that its 2014 EPA settlement resulted in a checklist for its renovation business that substantially implements the Proposal. Certainly, the landscape of risks and opportunities has changed since 2014, as the country has grappled with the Flint water crisis and increased public debate regarding the risks of lead exposure discussed above. Further, the Proposal seeks disclosures beyond those that apply to its contractor business.

But setting that argument aside, it is equally clear that the Company has not already acted favorable on these issues, nor have its actions satisfied our core concerns and the Proposal's key elements. The Proposal requests that Lowe's Board of Directors publish a report for investors on 1) the risks; and 2) the opportunities that the issue of human lead exposures from unsafe practices poses to a) the company; b) its employees; c) contractors; d) and customers. The Resolved and Supporting Statements are repeated here:

> **RESOLVED:** Shareholders request that Lowe's issue a report, at reasonable expense and excluding proprietary and privileged information, on the **risks and opportunities** that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers.
>
> **SUPPORTING STATEMENT:** The report should include an **assessment of options to strengthen the company's corporate-wide policies** regarding lead-safe practices, **above and beyond legal compliance**, such as consumer education on lead-safe practices, free or discounted lead testing products, and dedicated lead safety personnel. The report may exclude consideration of whether or not to sell products containing lead.

While Lowe's states that they have instituted a compliance-based checklist for its renovation business as required by its 2014 EPA settlement, investors seek an assessment of 1) risk and 2) opportunities to Lowe's entire business, including a) the company; b) its employees; c) contractors; d) and customers.

The current checklist does not substantially implement the Proposal.

A report adequate for investors to understand how Lowe's is assessing 1) the risks; and 2) the opportunities presented by the issue of human lead exposures from unsafe practices would include an assessment to strengthen the company's current corporate-wide policies regarding lead-safe practices, above and beyond legal compliance, and in light of the risks outlined in the Proposal. Currently, Lowe's does not provide such as assessment and leans on a nearly 3-year old policy which arose from its 2014 EPA settlement. That policy does not discuss 1) risks; 2) nor opportunities. It merely outlines the "Actions Required by Settlement" as outlined on the EPA website. [27]

Further, the "Actions Required by Settlement" from the Company's 2014 record-setting EPA settlement are "specific compliance requirements" to ensure compliance with "the RRP Rule" as it relates to the company's renovation business. As noted in the Proposal, the requested "assessment of options to strengthen the company's corporate-wide policies regarding lead-safe practices" should go **"above and beyond legal compliance."** The Company itself acknowledges that "the Company's compliance program does not specifically include issuing a report on lead-exposure risks."

The Company cites *The Coca-Cola Co.* (January 25, 2012, *recon. denied* February 29, 2012) in an attempt to draw a corollary with the Company's own disclosures, arguing that despite the fact Coca-Cola's BPA disclosures "were scattered across multiple pages of the company's website" the proposal was substantially implemented. Distinct to Lowe's case, Coca-Cola's disclosures where very much in line with the proposal, as the company had highlighted the material risks from BPA in the company's 10-K as well as an extensive Aluminum Can Safety report and BPA Assessment report, where it discussed its efforts to find alternatives, on its website. These documents accounted for roughly 10 pages of

---

[27] https://www.epa.gov/enforcement/lowes-home-centers-llc-settlement

disclosures. As mentioned above, Lowe's does not discuss the material risks from human lead exposures in the Company's 10-k or its 2015 Social Responsibility Report, and only provides its EPA settlement agreement which provides no assessment of 1) risks; nor 2) opportunities as evidence it has substantially implemented the Proposal.

Peer company Home Depot has assessed risks and opportunities and made substantial commitments above and beyond legal compliance.

In March 2017, peer company Home Depot committed to take the following actions to reduce risks and increase opportunities as it relates to raising customer awareness of lead safe practices. These commitments followed a similar shareholder engagement, where the proposal was withdrawn.[28] The commitments include a **national lead-safety campaign** and address the company's interactions with a wide-range of customers and employees, and include:

Awareness Days

- 2 events in the first year to promote lead safety awareness, with annual event(s) to follow.
- Event modeled days with Lead Awareness pamphlets and in store displays featuring leadtesting kits for paint and water.
- Manufacturers sales representatives in store to help with in aisle communication

Digital

- Homedepot.com home page safety awareness message displayed during Awareness Days
- Paint home page safety awareness message and link to EPA lead safety website
- Interior paint home page safety awareness message and link to EPA lead safety website

In Store

- Enhanced mandatory lead safety training for paint associates at orientation, 30-day and 90-day increments.
- Safety awareness message stamped on standard stir sticks handed to customers
- In store Muzak lead safety messaging
- Phone sales hold messaging for lead safety

It is clear that the Lowe's has not already acted favorably on this issue, nor have its actions satisfied our core concern of human lead exposures and the Proposal's key element of how such exposures from unsafe lead practices present risks and opportunities to the Company.

For all of these reasons, we contend that the Company has not met its burden of demonstrating that it has substantially implemented the Proposal. Specifically, its failure to discuss the "risks and opportunities that the issue of human lead exposures from unsafe practices has on the company, its employees, contractors, and customers," provides evidence that the Company has not acted favorably on this issue, nor have its actions satisfied our core concern and the Proposal's key element. Accordingly, we respectfully urge the Staff to reject the Company's arguments.

II. Rule 14a-8(i)(5). The Proposal is related to operations that cut across the Company's retail business, not simply its renovation business.

---

[28] http://www.prnewswire.com/news-releases/arjuna-capital-home-depot-agrees-to-investor-demands-for-widespread-lead-safety-action-in-wake-of-epa-fine-300416113.html

The Company argues that "its home repair and renovation service operations relating to lead based assessments and practices…is clearly well beneath the thresholds specified in Rule 14a-8(i)(5)" and the Company does not sell lead paint.

However, the scope of the Proposal goes beyond that limited segment of the company's business. As clearly articulated in the Proposal, the Proponent is concerned about Lowe's role not only as it relates to renovation services, but as a key supplier "to the construction industry, homeowners, and landlords." While the Proposal underlines the Company's record-setting EPA penalty, it also highlights the risks to DIY customers. The Proposals specifically requests the report go "above and beyond legal compliance" and that it may "exclude consideration of whether or not to sell products containing lead."

Investors are concerned that "lead exposures can place the company's reputation at serious risk," and seek to understand the risks and opportunities that such exposures pose to the company, its employees, contractors, and customers." This concern goes far beyond the narrow home repair and renovation segment of the business, to include all aspects of the operations. Therefore, the exposure of this issue goes far beyond the limited to 5% threshold.

Furthermore, because this is an ethical and reputational concern for the company, the issue is also "otherwise related" to the business. The Staff has consistently found that proposals that are "otherwise related" to a company's business are not excludable on Rule 14a-8(i)(5). See *Marriot International Inc.* (March 18, 2002) (a proposal asking for a report on the risks to shareholders of operating and/or franchising hotels in Burma including possible risks to Marriott's brand name resulting from association with human rights abuses in Burma) not found excludable on Rule 14a-8(i)(5). See *Caterpillar Inc.* (January 3, 2003) and *PepsiCo Inc.* (March 4, 2003) (proposals requesting a report of the effect of the health pandemic on Caterpillar's operations in Sub-Saharan Africa region and its response to the pandemic) not found excludable as "otherwise significantly related" to Caterpillar's and PepsiCo's business.

CONCLUSION

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7). In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (978) 704-0114 or natasha@arjuna-capital.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital

cc: Ross W. McCanless, General Counsel, Secretary & Chief Compliance Officer, Lowe's
Beth MacDonald, Assistant General Counsel, Lowe's
Scott H. Kimpel, Hunton & Williams, via email at SKimpel@hunton.com

Exhibit A:

LEAD-SAFE PRACTICES REPORT

WHEREAS: The water crisis in Flint Michigan catapulted the issue of human lead exposure into the headlines and was a catastrophe for Flint's most vulnerable population—children. The number of children with elevated lead levels almost doubled and nearly 8,000 children under five were exposed.

No level of lead exposure is considered safe at any age. But for children with developing brains, early exposure to this "cumulative toxicant" can cause severe neurological problems, decrease IQ rates, and lead to poor behavioral outcomes, aggression, ADHD, and Autism.

Unfortunately, lead exposure is endemic in our society, and not just in water. The Centers for Disease Control estimates that half a million U.S. children have elevated blood levels. One-third of Americans under the age of 18 are estimated to have had an elevated level in their lifetime.

The huge societal costs of lead exposure are borne not only by the victims, but by the economy at large —healthcare costs, special education, crime rates, reduced lifetime earnings and tax revenue. Columbia University pegs the social cost of the Flint crisis' effect on children's health at $395 million, nearly $50,000 per child. In the United States, the loss of economic productivity due to childhood lead exposure is pegged at over $50 billion annually.

Though sources of lead contamination have been regulated or banned, lead persists in the natural and built environment due to historic use. Nearly 35% of U.S. homes have lead paint and lead contaminated dust—the leading cause of poisoning.

The Environmental Protection Agency's (EPA) Repair, Renovations, and Painting rule (RRP) aims to limit the spread of dust from lead-paint particles during renovation. Yet, substantial lead exposure occurs residentially due to non-compliance, as well as Do-It-Yourself (DIY) renovations. DIY customers are not subject to lead-safety regulation and may not understand the dangers.

Home improvement retailers could be on the front lines driving lead-safety awareness, testing, and lead safe-practices as suppliers to the construction industry, homeowners, and landlords.

Yet, in 2014, Lowe's paid a record-setting penalty to the EPA for RRP violations, after allegations specific contractors failed to use lead-safe work practices and properly manage waste debris and dust. Lead exposures can place the company's reputation at serious risk; conversely, the company can build trust and brand value through customer lead-safety education.

RESOLVED: Shareholders request that Lowe's issue a report, at reasonable expense and excluding proprietary and privileged information, on the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers.

SUPPORTING STATEMENT: The report should include an assessment of options to strengthen the company's corporate-wide policies regarding lead-safe practices, above and beyond legal compliance, such as consumer education on lead-safe practices, free or discounted lead testing products, and dedicated lead safety personnel. The report may exclude consideration of whether or not to sell products containing lead.



HUNTON & WILLIAMS LLP
2200 PENNSYLVANIA AVENUE, NW
WASHINGTON, D.C. 20037-1701

TEL 202 • 955 • 1500
FAX 202 • 778 • 2201

SCOTT H. KIMPEL
DIRECT DIAL: 202 • 955 • 1524
EMAIL: SKimpel@hunton.com

FILE NO: 23797.001762

January 30, 2017

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc. - 2017 Annual Meeting
Exclusion of Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Lowe's Companies, Inc., a North Carolina corporation ("Lowe's" or the "Company"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the Company may exclude the shareholder proposal entitled "Lead-Safe Practices Report" and supporting statement (the "Proposal"), submitted by Arjuna Capital on behalf of Patricia Josie Baucom (collectively, the "Proponent"), from the proxy materials to be distributed by the Company in connection with its 2017 Annual Meeting of Shareholders (the "2017 proxy materials"), which the Company expects to file with the Commission on or about April 21, 2017.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), Lowe's is emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), Lowe's is simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, Lowe's is taking this opportunity to remind the Proponent that if correspondence is submitted to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

The Proposal

The Proposal states:

RESOLVED: Shareholders request that Lowe's issue a report, at reasonable expense and excluding proprietary and privileged information, on the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers.

Copies of the Proposal, cover letter, broker letter and all related correspondence are attached hereto as Exhibit A.

Basis for Exclusion

As discussed in more detail below, Lowe's hereby respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2017 proxy materials pursuant to:

(i) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations;

(ii) Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal; and

(iii) Rule 14a-8(i)(5) because the Proposal relates to operations that do not meet the five percent thresholds and is not otherwise significantly related to the Company's business.

Analysis

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Related to the Company's Ordinary Business Operations.

A. Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The term 'ordinary business' "is rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Id.

The Commission identified two central considerations in assessing the ordinary business exclusion. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. Fundamental tasks include "management of the workforce, such as the hiring, promotion, and termination of employees." Id. The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). A proposal may be seen as seeking to micro-manage a company "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." Id.

Although the Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered excludable," the Staff has indicated that proposals relating to both ordinary business matters and significant social policy issues may be excludable in their entirety in reliance on Rule 14a-8(i)(7) if they do not "transcend the day-to-day business matters" discussed in the proposals. Id.

A shareholder proposal framed in the form of a request for a report, including requesting a report of certain risks, does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. See Exchange Act Release No. 20091 (Aug. 16, 1983). See also *Johnson Controls, Inc.* (avail. Oct. 26, 1999) ("[Where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)."). Similarly, a proposal's request for a review of certain risks also does not preclude exclusion if the underlying subject matter of the proposal is ordinary business. As the Staff stated in Staff Legal Bulletin No. 14E (October 27, 2009) ("SLB 14E"), when evaluating shareholder proposals that request a risk assessment:

> rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk . . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report . . . - where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business - we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

Accordingly, a proposal requesting the issuance of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report relates to ordinary business matters and the social policy issues involved in the request do not transcend ordinary business matters.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates to the Company's Products and Services

The Proposal requests that Lowe's issue a report "on the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers." Lowe's operates retail home improvement stores and offers products and services for installation, maintenance, repair, and remodeling. The recitals preceding the Proposal indicate that the principal focus of the Proposal is on lead exposure that "occurs residentially due to non-compliance" with the U.S. Environmental Protection Agency's (EPA) Repair, Renovations, and Painting rule (RRP), as well as "Do-It-Yourself (DIY) renovations" where the RRP rule is not applicable. Thus, the Proposal is focused on the Company's policies related to the services the Company provides and the use of the Company's products by its customers and other third parties.

The Staff consistently has recognized that decisions relating to the products and services offered by a company are part of a company's ordinary business operations and has concurred in the exclusion of such shareholder proposals. For example, in *Amazon.com Inc.* (avail. Mar. 17, 2016), a shareholder proposal requested that the board prepare a report "on the company's policy options to reduce potential pollution and public health problems from electronic waste generated as a result of its sales to consumers, and to increase the safe recycling of such wastes." The company noted that proposal essentially asked for the company to assess the services it provides as well as the company's policies related to its products. The Staff concurred that the proposal may be excluded because it relates to the company's products and services and does not focus on a significant policy issue. In *FMC Corp.* (avail. Feb 25, 2011, *recon. denied* Mar. 16, 2011), the Staff concurred in the exclusion of a shareholder proposal about pesticides that were "suspected to have been misused by third parties to harm wildlife or humans." The company noted that actions at issue were taken by third parties using the company's products and were not carried out or sanctioned by the company. The Staff agreed that the proposal was excludable under Rule 14a-8(i)(7) because it related to "products offered for sale by the company."

The Proposal similarly requests that the Company assess the services it provides and revisit policies regarding products it sells, and may therefore be excluded pursuant to Rule 14a-8(i)(7). Like the proposal in *Amazon.com*, the Proposal suggests that the Company review options for strengthening the Company's policies regarding lead-safe practices. As discussed below, the Company has carefully assessed and implemented a lead-safety compliance program that includes the major elements of the Proposal. Further decisions regarding changing or expanding these policies will require a careful analysis of many factors, including monitoring contractors, communicating safety information to customers, and compliance with the Company's legal obligations and applicable environmental laws and regulations. This analysis is a proper function for management and far exceeds the scope of shareholder expertise.

In addition, like the program requested in *FMC*, the Proposal directly addresses the policies regarding the products the Company sells. The supporting statement to the Proposal states that the requested report should include "an assessment of options to strengthen the company's corporate-wide policies regarding lead-safe practices, above and beyond legal compliance, such as consumer education on lead-safe practices, free or discounted lead testing products, and dedicated lead safety personnel." As in *FMC* and *Amazon.com* the Proposal asks the Company to provide policy options governing the products it sells and policies related to those products after the point of sale. By requesting a report on these policy decisions, the Proposal interferes with management's flexibility to manage complex policies related to the Company's products and services. Consistent with the precedents discussed above, because the Proposal relates to the policies regarding the Company's products and services, it may be excluded under Rule 14a-8(i)(7).

C. The Proposal Does Not Focus on a Significant Policy Issue

The Staff has concurred that proposals relating to both ordinary business matters and social policy issues may be excludable when the proposal implicates the company only in ways that affect its ordinary business decisions. In *Danaher Corp.* (avail. Mar. 8, 2013), even though a portion of the report requested by the proposal implicated a social policy issue (health concerns related to amalgam products), the scope of the requested report was so broad that the preponderance of the report addressed ordinary business matters that directly involved the company's ordinary business operations.

As in *Danaher*, the Proposal primarily implicates the Company in ways that affect its ordinary business decisions rather than focusing on a policy issue significant to the Company's operations. The Proposal requests a report on risks posed by "unsafe practices" and "an assessment of options to strengthen the company's corporate-wide policies regarding lead-safe practices." These topics do not pertain to the Proposal's health concerns, but instead directly involve the Company's ordinary business operations, policies, and practices. It is not the sale of any particular product or service that raises health concerns, but rather certain uses of products in situations where lead paint is present. The nature of the report requested strays from the significant policy issue of the presence of lead paint in homes and implicates the Company's ordinary business matters relating to instituting appropriate safety practices. Accordingly, the Proposal does not focus on a significant policy issue that transcends the Company's ordinary business matters and may be excluded pursuant to Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented by the Company.

A. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already "substantially implemented" the proposal. The stated purpose of the predecessor to Rule 14a-8(i)(10) was "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). The Commission has stated that a narrow interpretation of the predecessor rule, which required a company to have "fully effected" a proposal, "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process" by enabling proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal." Exchange Act Release No. 19135, at § II.B.5. (Oct. 14, 1982). The Commission proposed and adopted a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented." See Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983). The Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998).

Applying this standard, when a company has taken action to address the essential objectives of a shareholder proposal, the proposal has been "substantially implemented" and may be excluded. See, e.g., *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp.* (Burt) (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has explained that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

In many cases, the Staff has found that a company has adequately addressed the essential objectives of a shareholder proposal without implementing precisely the actions or achieving all of the objectives contemplated by the proposal. In evaluating whether a company has substantially implemented a proposal that requests a report, the Staff has taken into account a company's existing disclosures, even if not issued in the form of a report in response to a proposal. For example, in *The Coca-Cola Co.* (avail. Jan. 25, 2012, *recon. denied* Feb. 29, 2012), a shareholder proposal requested that the board prepare a report on how the company was responding to public policy challenges associated with Bisphenol A, or BPA. Although the company's disclosures regarding information about the use of BPA in aluminum can liners and the company's "priority of ensuring the safety and quality of its products and packaging" were scattered across multiple pages of the company's website, the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10), noting that the company's "public disclosures compare favorably with the guidelines of the proposal" and that the company therefore had "substantially implemented the proposal." See also *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008).

B. The Company Has Substantially Implemented the Proposal Through Existing Policies, Procedures and Reports

The Proposal requests that Lowe's issue a report "on the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers." As referenced in the recitals preceding the Proposal, on April 17, 2014, Lowe's Home Centers, LLC, a subsidiary of the Company, entered into a settlement agreement with the EPA. The Company agreed to implement a comprehensive, corporate-wide compliance program to ensure that the contractors it hires to perform work minimize lead dust from home renovation activities, as required by the RRP Rule. Accordingly, the Company has implemented policies and procedures that include, among other things:

- maintaining RRP Firm Certification, which includes training employees in the use of lead-safe work practices;

- delivering to customers and potential customers the EPA lead hazard pamphlet titled *Renovate Right: Important Lead Hazard Information for Families, Child Care Providers, and Schools* and ensuring that the Company's contractors retain a record that the contractor delivered the pamphlet to the occupants of the renovated properties;

- using only RRP Certified Firms and Certified Renovators for renovations of housing built before 1978 and renovations of any child-occupied facilities, including day-care centers and preschools;

- suspending any contractors with expired RRP certifications; and

- suspending contractors if Lowe's determines the contractor is not in compliance with RRP rule.

The Company's compliance program satisfies the Proposal's essential objective of raising lead-safety awareness and promoting lead-safety practices. The existing policies and procedures address lead safety issues related to the Company, its employees, contractors, and customers. Further, the Company discloses this information to the public by (i) distributing lead hazard pamphlets, (ii) maintaining a link on the Company's website to EPA's website for lead-safe work practices, and (iii) advising each potential customer about the Company's contractors' use of a lead-safety checklist that the customer can request upon completion of a project.

The Commission has specifically rejected the notion that the actions requested by a proposal need to be fully effected in each and every respect for that proposal to be substantially implemented. Although the Company's compliance program does not specifically include issuing a report on lead-exposure risks, the Company's practices and procedures, as a whole, compare favorably with the underlying concerns and essential objectives of the Proposal. Thus, even though lead-safety awareness has not been implemented exactly as proposed by the Proponent, the Company has substantially implemented the Proposal. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(10).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(5) Because the Proposal Relates to Operations That Do Not Meet the Five Percent Thresholds of the Rule And Is Not Significantly Related to the Company's Business.

A. Rule 14a-8(i)(5)

Rule 14a-8(i)(5) permits the exclusion of a shareholder proposal relating to operations which account for less than five percent of a company's (i) total assets at the end of its most recent fiscal year, (ii) net earnings for the most recent fiscal year, and (iii) gross sales for the most recent fiscal year, and that is not otherwise significantly related to the company's business. The Company has confirmed to us that its home repair and renovation service operations relating to lead based assessments and practices accounted for less than one percent of the Company's total assets as of the end of fiscal year 2015 and that such operations accounted for less than one percent of the Company's gross sales and net earnings for fiscal year 2015. The quantitative importance of these home repair and renovation services is clearly well beneath the thresholds specified in Rule 14a-8(i)(5). Moreover, the sale of paint containing more than 0.05% lead was banned for residential use in the United States in 1978 and the Company has sold no lead paint since then.

Conclusion

For the foregoing reasons, Lowe's respectfully requests your confirmation that the Staff will not recommend any enforcement action to the Commission if Lowe's excludes the Proposal from its 2017 proxy materials.

Please do not hesitate to contact me at (202) 955-1524, or by email at skimpel@hunton.com, if you have any questions or require any additional information regarding this matter.

Sincerely,



Scott H. Kimpel

Enclosures

Cc: Beth MacDonald, Vice President, Associate General Counsel, Lowe's Companies, Inc.
Natasha Lamb (via email at natasha@arjuna-capital.com)

EXHIBIT A


ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

December 8, 2016

VIA OVERNIGHT MAIL

Lowe's Companies, Inc.
Attn: Ross W. McCanless
General Counsel, Secretary & Chief Compliance Officer
1000 Lowe's Boulevard
Mooresville, NC 28117

Dear Mr. McCanless:

Arjuna Capital is an investment firm focused on sustainable and impact investing.

I am hereby authorized to notify you of our intention to lead file the enclosed shareholder resolution with Lowe's Companies, Inc. on behalf of our client Patricia Josie Baucom. Arjuna Capital submits this shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Patricia Josie Baucom holds more than $2,000 of LOW common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2017 annual meeting. Enclosed please find verification of the position and a letter from Patricia Josie Baucom authorizing Arjuna Capital to undertake this filing on her behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Lowe's Companies, Inc. about the contents of our proposal.

Please direct any written communications to me at the address below or to *natasha@arjuna-capital.com*. Please also confirm receipt of this letter via email.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital
49 Union Street
Manchester, MA 01944

Enclosures

LEAD-SAFE PRACTICES REPORT

WHEREAS: The water crisis in Flint Michigan catapulted the issue of human lead exposure into the headlines and was a catastrophe for Flint's most vulnerable population—children. The number of children with elevated lead levels almost doubled and nearly 8,000 children under five were exposed.

No level of lead exposure is considered safe at any age. But for children with developing brains, early exposure to this "cumulative toxicant" can cause severe neurological problems, decrease IQ rates, and lead to poor behavioral outcomes, aggression, ADHD, and Autism.

Unfortunately, lead exposure is endemic in our society, and not just in water. The Centers for Disease Control estimates that half a million U.S. children have elevated blood levels. One-third of Americans under the age of 18 are estimated to have had an elevated level in their lifetime.

The huge societal costs of lead exposure are borne not only by the victims, but by the economy at large —healthcare costs, special education, crime rates, reduced lifetime earnings and tax revenue. Columbia University pegs the social cost of the Flint crisis' effect on children's health at $395 million, nearly $50,000 per child. In the United States, the loss of economic productivity due to childhood lead exposure is pegged at over $50 billion annually.

Though sources of lead contamination have been regulated or banned, lead persists in the natural and built environment due to historic use. Nearly 35% of U.S. homes have lead paint and lead contaminated dust—the leading cause of poisoning.

The Environmental Protection Agency's (EPA) Repair, Renovations, and Painting rule (RRP) aims to limit the spread of dust from lead-paint particles during renovation. Yet, substantial lead exposure occurs residentially due to non-compliance, as well as Do-It-Yourself (DIY) renovations. DIY customers are not subject to lead-safety regulation and may not understand the dangers.

Home improvement retailers could be on the front lines driving lead-safety awareness, testing, and lead safe-practices as suppliers to the construction industry, homeowners, and landlords.

Yet, in 2014, Lowe's paid a record-setting penalty to the EPA for RRP violations, after allegations specific contractors failed to use lead-safe work practices and properly manage waste debris and dust. Lead exposures can place the company's reputation at serious risk; conversely, the company can build trust and brand value through customer lead-safety education.

RESOLVED: Shareholders request that Lowe's issue a report, at reasonable expense and excluding proprietary and privileged information, on the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers.

SUPPORTING STATEMENT: The report should include an assessment of options to strengthen the company's corporate-wide policies regarding lead-safe practices, above and beyond legal compliance, such as consumer education on lead-safe practices, free or discounted lead testing products, and dedicated lead safety personnel. The report may exclude consideration of whether or not to sell products containing lead.

charles SCHWAB

December 8, 2016

Account: ***FISMA & OMB MEMORANDUM M-07-16***

PATRICIA JOSIE BAUCOM

Share Holder Confirmaiton

To WHOM IT MAY CONCERN:

RE: PATRICIA JOSIE BAUCOM

This letter is to confirm that Charles Schwab & Co. Inc. holds as the custodian for the beneficial owner (PATRICIA JOSIE BAUCOM) of the above referenced account which ARJUNA CAPITAL manages and which holds in the account ***FISMA & OMB MEMORANDUM M-07-16***, 225 shares common stock in LOWE'S COMPANIES, INC (LOW).

As of December 8, 2016 PATRICIA JOSIE BAUCOM held, and has held continuously for at least one year, 225 shares of LOW stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,



Jonnalee Owens
Relationship Specialist/Advisor Services

Independent investment advisors are not owned by, affiliated with, or supervised by Charles Schwab & Co., Inc. ("Schwab").



November 18, 2016

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital
49 Union Street
Manchester, MA 01944

Dear Ms. Lamb,

I hereby authorize Arjuna Capital to file a shareholder proposal on my behalf at Lowes Companies Inc. regarding lead safety.

I am the beneficial owner of more than $2,000 worth of common stock in Lowes Companies Inc. (LOW) that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2017.

I specifically give Arjuna Capital full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Patricia Josie Baucom

c/o Arjuna Capital
49 Union Street
Manchester, MA 01944

00083
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Company ARJUNA CAPITAL
Address 353 W MAIN ST
City DURHAM State NC ZIP 27701-3215

2 Your Internal Billing Reference

3 To
Recipient's Name Attn: Ross W. McCanless Secretary
Company Lowe's Companies GC, CCO
Address 1000 Lowe's Boulevard
City Mooresville State NC ZIP 28117

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07931
05348016

From: Natasha Lamb <natasha@arjuna-capital.com>
Sent: Wednesday, January 25, 2017 12:14 PM
To: Pate, Juliet - Juliet Sy
Subject: Re: Shareholder Proposal

Yes, the phone number below. Looking forward to speaking with your team.


ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

Natasha Lamb
PORTFOLIO MANAGER,
DIRECTOR OF EQUITY RESEARCH
& SHAREHOLDER ENGAGEMENT

natasha@arjuna-capital.com
978.578.4123

WWW.ARJUNA-CAPITAL.COM

From: "Pate, Juliet - Juliet Sy" <juliet.sy.pate@lowes.com>
Date: Wednesday, January 25, 2017 at 12:00 PM
To: Natasha Lamb <natasha@arjuna-capital.com>
Subject: RE: Shareholder Proposal

Thanks, Natasha. Let's do 1 pm on Monday if that works for you. Should I call you at your number below? Thank you.

Juliet Sy Pate
Corporate Counsel
(704) 758-4122

From: Natasha Lamb [mailto:natasha@arjuna-capital.com]
Sent: Wednesday, January 25, 2017 11:34 AM
To: Pate, Juliet - Juliet Sy <juliet.sy.pate@lowes.com>
Subject: Re: Shareholder Proposal

Hi Juliet,
1:30pm on Monday 1/30 would be excellent, if you could bump our conversation up 30 minutes. If not I can make 1pm on Monday work.
Best Regards,
Natasha


ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

Natasha Lamb
PORTFOLIO MANAGER,
DIRECTOR OF EQUITY RESEARCH
& SHAREHOLDER ENGAGEMENT

natasha@arjuna-capital.com
978.578.4123

WWW.ARJUNA-CAPITAL.COM

From: "Pate, Juliet - Juliet Sy" <juliet.sy.pate@lowes.com>
Date: Wednesday, January 25, 2017 at 11:27 AM
To: Natasha Lamb <natasha@arjuna-capital.com>
Subject: RE: Shareholder Proposal

Can you do 1-1:30 tomorrow or 1pm on Monday? Thanks.

Juliet Sy Pate
Corporate Counsel
(704) 758-4122

From: Natasha Lamb [mailto:natasha@arjuna-capital.com]
Sent: Wednesday, January 25, 2017 11:09 AM
To: Pate, Juliet - Juliet Sy <juliet.sy.pate@lowes.com>
Subject: Re: Shareholder Proposal

Sorry – I can't do 3 on, but I am open anytime before 3.
Best,
Natasha


ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

Natasha Lamb
**PORTFOLIO MANAGER,
DIRECTOR OF EQUITY RESEARCH
& SHAREHOLDER ENGAGEMENT**

natasha@arjuna-capital.com
978.578.4123

WWW.ARJUNA-CAPITAL.COM

From: "Pate, Juliet - Juliet Sy" <juliet.sy.pate@lowes.com>
Date: Wednesday, January 25, 2017 at 11:08 AM
To: Natasha Lamb <natasha@arjuna-capital.com>
Subject: RE: Shareholder Proposal

Good morning and thank you for the email. Any chance you have any availability at 3 pm tomorrow? Thank you.

Juliet Sy Pate
Corporate Counsel
(704) 758-4122

From: Natasha Lamb [mailto:natasha@arjuna-capital.com]
Sent: Wednesday, January 25, 2017 9:08 AM
To: Pate, Juliet - Juliet Sy <juliet.sy.pate@lowes.com>
Subject: Re: Shareholder Proposal

HI Juliet,
Thank you for your call and email. I would very much like to speak with your team regarding the proposal. Perhaps, tomorrow, Thursday at 2PM or Monday before 12 or at 2?
Best regards,
Natasha


ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

Natasha Lamb
PORTFOLIO MANAGER,
DIRECTOR OF EQUITY RESEARCH
& SHAREHOLDER ENGAGEMENT

natasha@arjuna-capital.com
978.578.4123

WWW.ARJUNA-CAPITAL.COM

From: "Pate, Juliet - Juliet Sy" <juliet.sy.pate@lowes.com>
Date: Tuesday, January 24, 2017 at 3:27 PM
To: Natasha Lamb <natasha@arjuna-capital.com>
Subject: Shareholder Proposal

Hi Ms. Lamb,

I wanted to reach out and see if you had any availability to discuss the shareholder proposal we received on lead safe practices. Please let me know if you have any availability over the next few days so we can schedule a call. I look forward to hearing from you.

Best regards,
Juliet

Juliet Sy Pate
Corporate Counsel
Lowe's Companies, Inc.
1000 Lowe's Blvd.
Mooresville, NC 28117
Phone: 704.758.4122
juliet.sy@lowes.com


LOWE'S
NEVER STOP
IMPROVING

e-mail and destroy all copies of this message electronic, paper, or otherwise.

By transmitting documents via this email: Users, Customers, Suppliers and Vendors collectively acknowledge and agree the transmittal of information via email is voluntary, is offered as a convenience, and is not a secured method of communication; Not to transmit any payment information E.G. credit card, debit card, checking account, wire transfer information, passwords, or sensitive and personal information E.G. Driver's license, DOB, social security, or any other information the user wishes to remain confidential; To transmit only non-confidential information such as plans, pictures and drawings and to assume all risk and liability for and indemnify Lowe's from any claims, losses or damages that may arise from the transmittal of documents or including non-confidential information in the body of an email transmittal. Thank you.
NOTICE: All information in and attached to the e-mails below may be proprietary, confidential, privileged and otherwise protected from improper or erroneous disclosure. If you are not the sender's intended recipient, you are not authorized to intercept, read, print, retain, copy, forward, or disseminate this message. If you have erroneously received this communication, please notify the sender immediately by phone (704-758-1000) or by e-mail and destroy all copies of this message electronic, paper, or otherwise.

By transmitting documents via this email: Users, Customers, Suppliers and Vendors collectively acknowledge and agree the transmittal of information via email is voluntary, is offered as a convenience, and is not a secured method of communication; Not to transmit any payment information E.G. credit card, debit card, checking account, wire transfer information, passwords, or sensitive and personal information E.G. Driver's license, DOB, social security, or any other information the user wishes to remain confidential; To transmit only non-confidential information such as plans, pictures and drawings and to assume all risk and liability for and indemnify Lowe's from any claims, losses or damages that may arise from the transmittal of documents or including non-confidential information in the body of an email transmittal. Thank you.
NOTICE: All information in and attached to the e-mails below may be proprietary, confidential, privileged and otherwise protected from improper or erroneous disclosure. If you are not the sender's intended recipient, you are not authorized to intercept, read, print, retain, copy, forward, or disseminate this message. If you have erroneously received this communication, please notify the sender immediately by phone (704-758-1000) or by e-mail and destroy all copies of this message electronic, paper, or otherwise.

By transmitting documents via this email: Users, Customers, Suppliers and Vendors collectively acknowledge and agree the transmittal of information via email is voluntary, is offered as a convenience, and is not a secured method of communication; Not to transmit any payment information E.G. credit card, debit card, checking account, wire transfer information, passwords, or sensitive and personal information E.G. Driver's license, DOB, social security, or any other information the user wishes to remain confidential; To transmit only non-confidential information such as plans, pictures and drawings and to assume all risk and liability for and indemnify Lowe's from any claims, losses or damages that may arise from the transmittal of documents or including non-confidential information in the body of an email transmittal. Thank you.
NOTICE: All information in and attached to the e-mails below may be proprietary, confidential, privileged and otherwise protected from improper or erroneous disclosure. If you are not the sender's intended recipient, you are not authorized to intercept, read, print, retain, copy, forward, or disseminate this message. If you have erroneously received this communication, please notify the sender immediately by phone (704-758-1000) or by e-mail and destroy all copies of this message electronic, paper, or otherwise.

By transmitting documents via this email: Users, Customers, Suppliers and Vendors collectively acknowledge and agree the transmittal of information via email is voluntary, is offered as a convenience, and is not a secured method of communication; Not to transmit any payment information E.G. credit card, debit card, checking account, wire transfer information, passwords, or sensitive and personal

information E.G. Driver's license, DOB, social security, or any other information the user wishes to remain confidential; To transmit only non-confidential information such as plans, pictures and drawings and to assume all risk and liability for and indemnify Lowe's from any claims, losses or damages that may arise from the transmittal of documents or including non-confidential information in the body of an email transmittal. Thank you.